Filed by Advanced Medical Optics, Inc.,

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Medical Optics, Inc.

Commission File No. 001-31257

This filing relates to a proposed acquisition (the “Acquisition”) by Advanced Medical Optics, Inc. (“AMO”) of VISX, Incorporated (“VISX”) pursuant to the terms of an Agreement and Plan of Merger, dated as of November 9, 2004, as amended (the “Merger Agreement”), by and among AMO, Vault Merger Corporation and VISX. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by AMO on July 10, 2004, and is incorporated by reference into this filing. Portions of the transcript relating to the Acquisition are included below. The earnings per share guidance provided in the last paragraph of the Presentation Section of this filing is the same as that provided in the conference call held on November 9, 2004 regarding the Acquisition.

Advanced Medical Optics, Inc.

Fourth Quarter Earnings Release Conference Call

PORTIONS OF THE TRANSCRIPT RELATED TO THE ACQUISITION

Tuesday, February 8, 2005

10:00 a.m. EST

CORPORATE PARTICIPANTS

Sheree Aronson

Advanced Medical Optics - VP, Corporate Communications, IR

Jim Mazzo

Advanced Medical Optics - President, CEO

Randy Meier

Advanced Medical Optics - EVP, Operations and Finance, CFO

CONFERENCE CALL PARTICIPANTS

Joanne Wuensch

Harris Nesbitt - Analyst

Ted Huber

Wachovia Securities - Analyst

Mark Goodman

Morgan Stanley - Analyst

Peter Bye

Smith Barney - Analyst

Chris Cooley

FTN Midwest Research - Analyst

Steve Hamill

Piper Jaffray - Analyst

Lee Brown

Merrill Lynch - Analyst

PRESENTATION

All forward-looking statements made on this call reflect AMO’s current analysis of existing trends and information and represent AMO’s judgment only as of the date of this call. Actual results may differ from current expectations based on a number of factors effecting AMO’s businesses. Review today’s press release and AMO’s recent public periodic filings with the SEC for more information concerning these risk factors, specifically the discussion under the heading “Certain Factors and Trends Affecting AMO and its Businesses” in our 2003 Form 10-K and third-quarter 2004 10-Q. Once again, press releases, reconciliation tables and additional information about AMO are available at www.AMO-inc.com under the heading “Investors / Media” or by calling 714-247-8289. And now I’ll turn the call over to Jim Mazzo.

Of course, we moved to cement our leadership in the higher growth refractive surgical segment in the fourth quarter with plans to acquire VISX, the world leader in laser vision correction. The strategic and financial benefits of this transaction propel AMO into the number one position in global refractive surgery. It establishes a 1 billion enterprise with increased growth, earnings, power and cash flow potential. It provides surgeons and patients a comprehensive portfolio of trusted technologies and brands. And it provides operating efficiencies by better utilizing infrastructure, distribution, servicing capability and manufacturing. This is truly a transformational event that creates in AMO a unique competitor with the ability to completely surround a surgeon and lead the way in shaping the burgeoning refractive surgical marketplace.

We’ll move swiftly to seize a number of growth opportunities, including leveraging AMO’s global presence to expand the VISX platform and service model into international markets, cross selling

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FINAL TRANSCRIPT

AVO - Q4 2004 Advanced Medical Optics, Inc. Earnings Conference Call

lasers, microkeratomes and refractive IOL’s through our combined sales organization, leveraging AMO’s extensive worldwide relationships with optometrists, who are the primary vision care practitioners and frequent LASIK referral sources, incorporating VISX’s leading field service capability into AMO and achieving meaningful cost synergies — by reducing administrative costs and capitalizing on VISX equipment manufacturing expertise.

We’re working to close the transaction in the first quarter and are already moving full speed ahead with planning for the integration, which we expect to be straightforward and swift. The transaction remains subject to the approvals of both companies’ stockholders, and the timing for these meetings has not yet been established.

One of the attributes that attracted us to VISX was a shared commitment to superior technology. Across all segments of our business it is the strength of our technology that defines us. In 2004, AMO’s increasing investment in new product development demonstrated our determination to stay at the forefront of innovation.

As Jim indicated, we continue to push forward to close the VISX transaction. At this point, we’re waiting final approval of the joint proxy by the SEC. After which, we can set a stockholder meeting date and mail materials. Once materials are mailed, we expect it to take about 40 days to close the transaction. The transaction provides the combined AMO/VISX organization new opportunities for growth and profitability and expanded offerings of technologies, products and services and broader access to new markets. And, as soon as the transaction closes, we are prepared to begin implementing our near-term revenue and cost synergies that the deal provides.

For example, we are working closely with VISX’s management to combine certain operations and achieve annualized cost savings of approximately 20 to 25 million. In addition, in terms of revenue synergies, once the deal is completed, we will be coordinating our sales and marketing efforts to facilitate cross-selling of lasers, microkeratomes and refractive IOL. And we are preparing to extend VISX’s service capabilities to AMO phaco-installed base.

Overall, we expect the transaction to enhance our earnings power in 2006 and beyond by focusing us on higher growth sectors of ophthalmology, expanding our margins, and leveraging our global infrastructure. As we have stated before, we expect the transaction to be neutral to our 2005 EPS guidance of $1.65 to $1.75 and accretive to our earnings in 2006 and beyond. We are currently projecting 2006 EPS to be in the range of $2.20 to $2.30. In addition, we expect gross margins for 2006 to be in the 66- to 67-percent range and operating margins to be above 20 percent. Remember that our guidance excludes any acquisition-related costs, gains or loss on currency derivatives or the impact of expensing options.

QUESTION AND ANSWER

Peter Bye - Smith Barney - Analyst

Okay. And then just a specific question on the tax rate — obviously, VISX has got close to a 40-percent tax rate. As we look at it for the full year, you are probably not going to close it through Q1. Is your step down actually for your base business — actually more material than 33 to 34, and then it steps back up with VISX? How do I look at that?

Randy Meier - Advanced Medical Optics - EVP, Operations and Finance, CFO

As I mentioned, the guidance that we’re providing today does not include VISX and what we said for the full year. By the same token, we have also said that the 2005 guidance would not change with the acquisition. So we really don’t see a significant impact to the tax rate from VISX in the future. Again, that will be a little bit impacted about — how much of the year that we do consolidate them. But again, given the size of our business and what we are going to be incorporating and integrating into it — shouldn’t have a material impact on the overall tax rate.

Peter Bye - Smith Barney - Analyst

Okay. And then on the cross-selling — with the two combined entities that you talked about. When you talk about — you have got about 10 percent global share, I guess, of the microkeratome market you mentioned. How many of those guys are doing cataract? And what percent of procedures would you say they have? And then, how many of your cataract guys are — are they doing refractive? And what percent do you think their volume would represent?

Jim Mazzo - Advanced Medical Optics - President, CEO

How many — you are saying of the 10-percent microkeratome guys, Peter?

Peter Bye - Smith Barney - Analyst

Yes.

Jim Mazzo - Advanced Medical Optics - President, CEO

Well, again, I will go back to my overall — how I would like to describe the scenario of marketplace. We believe that there’s — of the 10,000 practicing ophthalmologists, you’ll see anything from 15 to 20 percent of those are pure refractive guys. And then you have got somewhere around 30 to 40 percent that are pure cataract. Then you have got ones in the middle.

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AVO - Q4 2004 Advanced Medical Optics, Inc. Earnings Conference Call

If you’re looking at the Amadeus people that are used to doing pure refractive, I would have to tell you that the greater incidence of that 10-percent share are the ones that are the high-volume refractive practices because that’s where we went after earlier. We went after the high-refractive marketplace for two reasons. One — volume. And number two — if you remember back why we got into that marketplace was to learn the refractive specialist. Because we knew we were going to get into refractive IOL and obviously now with LASIK. So I would tell you that of that 10-percent market share, the majority are on — with those pure refractive specialists.

Our great opportunity now in the cross-selling is when you have VISX at about a 60-percent market share in the United States. You can obviously see that there is a grand opportunity for us to accelerate our Amadeus across that basis, as well as the outside the U.S. opportunity where we have very strong distribution efforts. But the market is even growing faster than the U.S. for placements of microkeratomes and lasers.

Peter Bye - Smith Barney - Analyst

Do I mean — as far as the concern is that the share loss that VISX had last quarter is still isn’t a concern? I noticed that one — one of your PI’s for Verisyse, here in New York, actually signed up for WaveLight, here in New York. That would seem to me a perfect opportunity to cross-sell, given your relationships. And yet, he went to a different manufacturer. It’s only obviously an end of 1. But I would think that would have been something that you had a strong relationship, and it would be more of a — an easier type cross-sell opportunity.

Jim Mazzo - Advanced Medical Optics - President, CEO

Again I will let Liz handle this. It’s her call on, I think, Thursday about what’s going on with VISX and their growth. But you’re right. Where we have strength, such as with the Verisyse or — we also have strong strength in the cataract business. We continue to grow that franchise, as I have talked about earlier today, so we can broaden VISX’s penetration with the doctors that do both — mixed. I think VISX is extremely strong, especially with the refractive specialists. But the guys who do a little bit of both — where we have been able to penetrate either Amadeus or Verisyse or more importantly we have strong cataract penetration, that’s where we can leverage a great opportunity for VISX in the laser placements.

Peter Bye - Smith Barney - Analyst

Okay. And then when do you expect to hear back from the SEC? Did you file another proxy since the one early in January, or is it sill the one they’re waiting on?

Randy Meier - Advanced Medical Optics - EVP, Operations and Finance, CFO

Peter, we’re not really commenting on that. You can see that we have filed two responses to comments. We are continuing to move as effectively as we can through the process. And we will let everyone know, as soon as we make our mailings, when we — obviously, we will have our annual meeting. And we expect to close the transaction. But we continue to work as aggressively as we can towards closing this transaction.

Operator

Chris Cooley, FTN Midwest Research.

Chris Cooley - FTN Midwest Research - Analyst

Just a couple of questions if I could — in regards to the solutions business here in the U.S. One of your competitors has launched a solution targeting the silicon hydrogel marketplace. We continue to see growth in that category, not so much for a 30-day extended wear option, but it is kind of premium 2 week. Do you see that as potentially being a share shifter? Just help me kind of frame that product or the need for that type of product — a solution targeting the hydrogels specifically.

And secondly, if I could, Randy — just a kind of nuts-and-bolts question on options. Your thoughts there once you include VISX, they have been more liberal through the years in awarding options than AMO has. So if you think about including that in our earnings estimates going forward. Again, that is not in your guidance at this point. But any thoughts of kind of — kind of rough out — idea in terms of what we could expect in terms of dilution there going forward?

Randy Meier - Advanced Medical Optics - EVP, Operations and Finance, CFO

Chris, related to your question on options and VISX and where we are going — is something that we are currently reviewing as part of the overall process of getting to a closing date. We are not in a position right now, and I will tell you that is we’re not going to comment on some of these things until we make the close. As soon as we close the transaction, we will start looking towards what our earnings guidance will be that will include some of the options expensing. As we indicated, we will begin to expense options in the second half of the year.

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AVO - Q4 2004 Advanced Medical Optics, Inc. Earnings Conference Call

Chris Cooley - FTN Midwest Research - Analyst

Okay. And one follow-up — I apologize if I missed this earlier, but on the growth in keratomes — when you look at your domestic share or maybe if you look at it globally, where do you see the Amadeus II? Now on the Amadeus previously — gained the most shares — was it with corporate accounts? Was it with the higher volume independent? Could you maybe just characterize where you see your strength right now in the market for keratomes.

Jim Mazzo - Advanced Medical Optics - President, CEO

The majority of that share we are illustrating is the U.S. because there’s not a very good data source outside the United States. So that’s pretty much a U.S. share we’re talking about. I think the growth is going to come — prior to VISX, the growth has been coming with the practitioners who are pretty high volume practitioners — who are looking for turns fairly quick and better patient outcomes. Because with laser microkeratome, it’s a little slower turns because you have to kind of ramp up. So you are seeing higher volume practitioners.

The Amadeus II now with the Epi-LASIK, which is really something that — is it going to be a tremendous driver? No. Does it give a practitioner an option that others don’t have? Yes. That’s the overall rationale.

Now with VISX — once VISX comes on board, you obviously know they have a very strong relationship with TLC, where we really don’t have much of a relationship. So we plan to leverage that, Chris, as soon as the VISX deal is closed.

But again, remember we love our microkeratome business. It has done extremely well since the onset. But at the same time, if there are other systems out there that grow the LASIK market, such as lasers, I went with the advent of VISX. Because every time there is a laser or a new LASIK patient — and it is driven because of a microkeratome be it a laser or mechanical. And I have 60-percent share, I’m very happy.

Operator

Steve Hamill, Piper Jaffray.

Steve Hamill - Piper Jaffray - Analyst

I had a question with regard to the guidance in the synergies. If I go back to the conference call when the VISX deal was announced, you nicely, Randy, broke out the synergies into three components and put 15 to 29 million on cost savings. And today, on the call, you talked about trying to pursue 20 to 25 million in cost synergies with the VISX management team. I’m wondering are you just indicating to us that this — you may have been conservative initially? Or am I doing an apple and oranges comparison?

Randy Meier - Advanced Medical Optics - EVP, Operations and Finance, CFO

Probably a little bit of both — I think where I said on the conference call was we would look for in the first 30 days about $10 million of annualized cost savings. And then, we would look at — for another 10 to 15 million of annualized cost savings subsequent to that. And then we would also see a little bit of revenue synergies come in associated with that, so probably a little bit of both.

I think we are still in that 20 to $25 million range. The bulk of that coming on the cost side — but also having some of the revenue mixed into that as well. Does that answer your question?

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